MANAGEMENT RETENTION AGREEMENT


This Management Retention Agreement (this "Agreement") is made as of this 1st day of April, 1997, by and between Champion Parts, Inc., an Illinois corporation (the "Company"), and Thomas W. Blashill (the "Executive").

WITNESSETH:

WHEREAS, the Executive has been employed by the Company since August, 1992, and has served as President as Chief Executive Officer of the Company since September, 1995;

WHEREAS, the Company is involved in a debt restructuring and a possible change of control, which restructuring is anticipated to be completed on or about May 31, 1997 (with the period from the date hereof to May 31, 1997 referred to herein as the "Transition Period");

WHEREAS, the continuing involvement and leadership of the Executive in the restructuring are critical to its success; and

WHEREAS, the Company's Board of Directors has authorized payment to the Executive of certain special compensation, on the terms and conditions set forth below, in order to induce the Executive to continue his employment with and efforts on behalf of the Company throughout the Transition Period.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1.	Services During Transition Period.  In consideration of the special compensation described in Section 2 below, during the Transition Period the Executive agrees not to voluntarily terminate his employment with the Company other than for Good Reason (as defined below), and further agrees to devote his best efforts, within reasonable working hours, to rendering management services to the Company in keeping with his current duties and responsibilities, whether as its Chief Executive Officer or in another position (including as a consultant)(the"Executive's Responsibilities"). Without limiting the foregoing, the Executive's Responsibilities shall include working to effect the restructuring transaction, including obtaining approval to the terms of the transaction from the Company's general unsecured creditors.

For purposes of this Agreement, "Good Reason" shall mean any one or more of the following (without the Executive's express written consent):

i.	a permanent relocation of the Executive's principal place of employment outside the Chicago metropolitan area, other than for reasonably required travel on the business of the Company or a subsidiary of the Company;

ii. a reduction in the Executive's compensation. For purposes hereof, compensation shall include Executive's base salary and car allowance, and amounts or benefits to which Executive is entitled under any employee benefit plan, retirement plan, incentive compensation plan, stock plan, vacation pay, bonus or benefit arrangement, insurance or hospitalization program or any other fringe benefit arrangements as currently in effect; or

iii. a material adverse change in the Executive's Responsibilities.

	2.	Special Compensation.

(a) Lump Sum Bonus. On April 1, 1997, the Company shall pay the Executive, as a retention bonus, a lump sum amount equal to three months' of the Executive's salary (calculated as $34,612.50 for base pay including car allowance, minus applicable withholding taxes and similar items).

(b)	Payments into Escrow Account.  The company shall also deposit the following amounts with Chicago Title and Trust Company (the "Escrow Agent") as additional special retention compensation for the account of Executive:

i. On or prior to April 3, 1997, an amount equal to the amount paid as a lump sum retention bonus pursuant to Section 2(a) above;

ii.	On or prior to April 3, 1997, and on the first business day of each full or partial week that the Company continues to employ the Executive during the Transition Period, for up to a total of nine (9) weeks, the additional amount of $2,662.50 minus applicable withholding taxes and similar items, which is equal to one week of the Executive's salary;

iii.	On or prior to April 3, 1997, an amount equal to the aggregate premium payments Executive would be required to make to continue his current medical insurance benefits under COBRA for seven months; and

iv. On May 1, 1997, but only if the Final Payment Date (as defined in Section 2(d) below) has not occurred prior to such deposit, an amount equal to Executive's premium payment for medical insurance under COBRA for one month.

Such funds shall be held by Escrow Agent pursuant to the terms of an Escrow Agreement substantially in the form attached hereto as Exhibit A (the "Escrow Agreement"). The Escrow Agent shall invest all funds deposited with it pursuant to this Section 2(b) in an interest-bearing account until the Final Payment Date, and upon such date shall disburse the monies held in escrow as specified therein and in the Escrow Agreement.


(c)	Security Interest.  As additional security for the payment of the escrowed funds to the Executive pursuant to Section 2(e) below, the Company hereby grants to the Executive a first priority security interest in all amounts deposited with the Escrow Agent pursuant to this Agreement, whether now or hereafter existing, and acknowledges that the Escrow Agent is holding such funds as Executive's agent for perfection purposes. On April 1, 1997, the Company shall (i) execute such financing statements and other documents required by law to perfect such security interest (and the Company will pay the cost of filing or recording the same in all public offices deemed necessary by the Executive); and (ii) do such other acts as the Executive may reasonably request to establish and maintain a valid perfected first priority security interest in the escrowed funds, free of all liens and claims, including without limitation, obtaining all necessary releases and consents from the Company's lenders and other creditors.

(d) Condition Precedent to Security Interest and Escrow. Notwithstanding anything to the contrary in Section 2(b) and 2(c) above, the Company's obligations to grant the security interest as provided in Section 2(c), and to establish and fund the escrow account as provided in Section 2(b), are expressly conditioned upon and subject to the Company's receipt of a consent and/or waiver to such actions from each of its primary secured lenders in a form satisfactory to the Company. If such consents and/or waivers are not obtained by April 3, 1997, the parties shall in good faith attempt to negotiate an amendment to this Agreement which shall allow the parties to effectuate the purposes hereof in the absence of such consents and/or waivers.

(e)	Payment from Escrow Account.  On the earliest to occur of: (i) May 31,
1997; (ii) the date of the Executive's termination of employment by the Executive or the Company for any reason, including by reason of death or Disability (as defined below); (iii) bankruptcy; or (iv) the date that an involuntary bankruptcy petition is filed against the Company (the "Final Payment Date"), the Escrow Agent shall, in accordance with the terms of the Escrow Agreement, deliver all funds deposited in the escrow account, excluding interest thereon, to Executive, and shall deliver any and all interest earned on the escrowed funds to the Company. For purposes of this
Section 2(e), "Disability" shall be deemed to occur if, as a result of the Executive's incapacity due to physical or mental illness, Executive shall have been absent from the full-time performance of his duties with the Company for two consecutive weeks.

(f) 	Forfeiture.  Notwithstanding Section 2(e)(ii) above, in the event the
Executive voluntarily terminates his employment with the Company without Good Reason prior to May 31, 1997, he shall forfeit his right to and security interest in all amounts in the escrow account, and the Escrow Agent shall return all such amounts, plus interest, to the Company.

(g)	Termination Notice.  Any termination by the Company shall be communicated by a notice of termination dully authorized by the Company's Board of Directors and executed by an authorized officer, which shall, except in the case of Disability, specify a termination date at least five days subsequent to the date of such notice. The Executive's receipt of a notice of termination from the Company shall permit him to resign, effective as of the termination date, as an officer and director of all subsidiaries and affiliates of the Company with which he holds such positions.

(h)	No Effect on Other Rights and Payments; Life Insurance.  The provisions of this Agreement, and the payments provided for hereunder, shall not reduce any amounts otherwise payable (including but no limited to accrued vacation pay), or in any way diminish the Executive's existing rights, or rights which would accrue solely as a result of the passage of time, under the Champion Parts, Inc. Executive Stock Ownership Plan, or any other benefit plan, incentive plan, bonus plan, stock option plan or other plan, policy or arrangement then in effect.

In addition, the Company shall continue Executive's enrollment in its group life insurance program, and pay all premiums therefore, for the following periods: (i) from the date hereof until six months after the Final Payment Date; and (ii) for either one or two months thereafter, calculated by rounding up the number of months the Executive continues employment with the Company during the Transition Period.

3. Mutual Release.

(a)	Company's Release.  The Company hereby forever releases, remises and discharges the Executive of and from, and covenants not to sue the Executive with respect to, any and all claims, causes of action, suits, debts, sums of money, controversies, agreements, promises, damages and demands whatsoever, known or unknown, in law, in equity or otherwise, which the Company has or may have arising out of any act occurring on or before the date hereof, except with respect to any act of misappropriation, theft or fraud against the Comapny which has not been alleged by or presented to the whole Board of Directors prior to he date hereof. Nothing in this release shall affect the rights or obligations of the parties under this Agreement.

(b) Executive's Release. The Executive hereby forever releases, remises and discharges the Company from, and covenants not to sue the Company with respect to, any and all claims, causes of action, suits, debts, sums of money, controversies, agreements, promises, damages and demands whatsoever, known or unknown, in law, in equity or otherwise, which the Executive has or may have arising out of his employment relationship with the Company on or before the date hereof, except for matters referred to in Section 2(h) above. Nothing in this release shall affect the rights or obligations of the obligations of the parties under this Agreement.

(c) Limitation Period for Subsequent Claims. Neither party may bring any lawsuit pursuant to this Agreement or the employment relationship between the parties more than one year after the Final Payment Date, and all claims forming the basis for such potential lawsuits shall be deemed released and discharged from and after such date.

4.	Non-Competition.  Executive agrees that for six months following the Final
Payment Date, the Executive shall not, either as an individual on his own account; as a partner, joint venturer, employee, agent, salesman for any period; as an officer, director or stockholder (other than a beneficial holder of not more than 5% of the outstanding voting stock of a company have at least 300 holders of voting stock); or otherwise, directly or indirectly:

i.	enter into or engage in any business competitive with that carried on by
the Company within any area of the United States in which the Company	is
then doing business;

ii.	employ or solicit, or attempt to employ or solicit, for himself or any third party, the employment of any of the Company's employees; or

iii.	induce or attempt to induce any employee, consultant or agent of the
Company to discontinue services to the Company.

The Executive agrees and acknowledges that the covenants set forth in this
Section 4 are reasonable in time and scope and essential to the preservation of the Company's valuable proprietary interests. The Executive also expressly acknowledges and agrees that a violation of the restrictive covenants set forth herein may cause immediate and irreparable harm, loss and damage to the Company not adequately compensable by a monetary award or other remedies at law. The Executive therefore agrees that the Company shall be entitled to seek an injuction to prevent breaches of Executive's restrictive covenants contained herein and to specifically enforce the terms and provisions hereof.

5.	Successor to the Company.

(a)	The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, absolutely and unconditionally to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place.

(b)	This Agreement shall inure to the benefit of and be enforceable by the Executive's personal and legal representative, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amounts are still payable to him hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee, or other designee or, if there be no such designee, to the Executive's estate.

6.	Legal Fees and Expenses.  The Company shall pay all legal fees and expenses which the Executive may incur if Executive prevails in collecting any amount payable by the Company or the Escrow Agent under this Agreement which has been contested by the Company. The parties may agree in advance as to amounts which are not contested, and any such amount which the Company shall offer to pay to the Executive in settlement of any claims shall be deemed to be a non-contested amount.

7.	Entire Agreement.  No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. This Agreement constitutes the entire agreement between the parties, and expressly supersedes and renders null and void all prior oral or written agreements or understandings relating to the subject matter hereof, including that certain Severance Compensation Agreement between the Executive and the Company dated March 20, 1995.

8.	Notice.  For purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered to the party personally, by telecopy or telegram, by overnight courier, or by registered or certified mail (return receipt requested) with postage and registration or certification fees thereon prepaid, addressed to the party at its address set forth below:

If to the Company:

Secretary
Champion Parts, Inc.
2525 22nd Street
Oak Brook, Illinois 60521
Facsimile: (630) 573-0348

If to the Executive:

Thomas Blashill
3659 Red Bud Court
Downers Grove, Illinois   60515
Facsimile: (630) 963-8487

or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

9.	Miscellaneous.  No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior subsequent time. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois. This Agreement may be executed in counterparts, each of which shall be deemed an original.

10.	Validity.  The invalidity or unenforceability of any provisions of this
Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.


IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CHAMPION PARTS, INC.


/s/ Gary S. Hopmayer
Gary S. Hopmayer, Chairman of
Special Committee of the Board
of Directors



/s/ Thomas W. Blashill
Thomas W. Blashill